UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FBR Capital Markets Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

3024 7C 30 1
(CUSIP Number)

Barry S. Volpert Crestview Partners GP, L.P. 667 Madison Avenue New York, New York 10065 Telephone: (212) 906-0700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Carole Schiffman
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

May 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Forest Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,180,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,180,912
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,180,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Crestview Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,180,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,180,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,180,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Crestview Partners (PF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,180,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,180,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,180,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Crestview Holdings (TE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,180,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,180,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,180,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Crestview Offshore Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,180,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,180,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,180,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13D

1	NAME OF REPORTING PERSONS Crestview Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,735,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,735,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,735,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 2 (the “Amendment”) constitutes the second amendment to the Schedule 13D originally filed jointly on behalf of Crestview Partners, L.P., Forest Holdings LLC, Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Crestview Offshore Holdings (Cayman), L.P., and Crestview Partners GP, L.P. (collectively, the “Reporting Persons” and each, a “Reporting Person”) with the Securities and Exchange Commission on June 23, 2009 (as previously amended, the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of FBR Capital Markets Corporation, a Virginia corporation (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

On May 18, 2010, Forest LLC purchased 153,461 shares of the Issuer’s Common Stock for $4.24 per share.  On May 19, 2010, Forest LLC purchased 49,477 shares of the Issuer’s Common Stock for $4.2482 per share.  On May 20, 2010, Forest LLC purchased 142,250 shares of the Issuer’s Common Stock for $4.22 per share.  On May 25, 2010, Forest LLC purchased 42,003 shares of the Issuer’s Common Stock for $3.97 per share.  On May 26, 2010, Forest LLC purchased 94,834 shares of the Issuer’s Common Stock for $4.17 per share. The source of funds for each such purchase was Forest LLC’s working capital (funds available for investment).

Item 5.  Interest in Securities of the Issuer

(a) Amount beneficially owned:

As of May 26, 2010, the Reporting Persons beneficially owned 10,735,564 shares of Common Stock.  Such shares constitute 17.3% of the outstanding shares of Common Stock, based on the representation of the Issuer set forth in its Form 10-Q filed with the Securities and Exchange Commission, dated May 10, 2010, that 62,213,214  shares of the Common Stock were outstanding as of April 30, 2010.

Crestview GP is the general partner of Crestview Partners (ERISA), L.P., the sole member of Forest Holdings (ERISA) LLC (“Forest ERISA”).  Crestview GP may be deemed to have beneficial ownership of 7,715,241 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock owned of record by Forest LLC and 420,323 shares of Common Stock and 134,329 options to purchase shares of the Common Stock owned of record by Forest ERISA.

Crestview GP is the general partner of Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund.

Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund are 67.4, 16.2, 11.7 and 4.7% members, respectively, in Forest LLC, which is the record owner of 7,715,241 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock.

The information contained herein does not reflect the issuance of options to purchase shares of the reported securities to Crestview Advisors, LLC, which is not a reporting person. On September 19, 2008, Crestview Advisors, LLC acquired 502,268 options to buy shares of the reported securities at an exercise price of $5.30 per share. The options were granted to Crestview Advisors, LLC in lieu of cash payment for the strategic advisory fee payable to Crestview Advisors LLC in respect of 2008 (fourth quarter only) and 2009 pursuant to the terms of the Professional Services Agreement between the Issuer and Crestview Advisors, LLC.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of

See item 10 on Cover Pages to this Schedule 13D.

(c) Other than in connection with the purchases on May 18, 2010, May 19, 2010, May 20, 2010, May 25, 2010 and May 26, 2010, the persons identified in Item 2 to this Schedule 13D have not effected transactions in the Common Stock in the past sixty days.

(d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name
1	Joint Filing Agreement, dated as of, June 23, 2009, by and among the Reporting Persons.	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 23, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 26, 2010

Forest Holdings LLC

By:	Crestview Partners, L.P., as Member
	By:	Crestview Partners GP, L.P, as General Partner
	By:	Crestview, L.L.C, as General Partner

By:	/s/ Evelyn C. Pellicone
Name: Evelyn C. Pellicone
Title: Chief Financial Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Offshore Holdings (Cayman), L.P.

By:	Crestview Partners GP, L.P, as General Partner
	By:	Crestview, L.L.C., as General Partner

By:	/s/ Evelyn C. Pellicone
Name: Evelyn C. Pellicone
Title: Chief Financial Officer

Crestview Partners GP, L.P.

By:	Crestview, L.L.C., as General Partner

By:	/s/ Evelyn C. Pellicone
Name: Evelyn C. Pellicone
Title: Chief Financial Officer